f4kycn110310con1.txt

Exhibit 99 Additional Information

       Contran Corporation ("Contran") and Annette C. Simmons are the direct holders of 75.2% and 0.1%, respectively, of the outstanding shares of common stock, par value $0.01 per share, of the issuer (the "Common Stock").

       Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of

Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee,

or held by Mr. Simmons or persons or other entities related to Mr. Simmons.

As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the

Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

       Mr. Harold C. Simmons is chairman of the board of Contran.

       By virtue of the holding of the office and the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the issuer and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the shares of the Common Stock directly held by Contran.  However, Mr. Simmons disclaims beneficial ownership of the shares of Common Stock beneficially owned by Contran.

       Annette C. Simmons is the wife of Harold C. Simmons and is the direct holder of 13,457 shares of Common Stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such shares.  Mr. Simmons disclaims beneficial ownership of all shares that his wife holds directly.  Mrs.

Simmons disclaims beneficial ownership of all shares that she does not hold directly.